Filed Pursuant To Rule 424(b)(3)
File Number 333-175596

MICHAEL FOODS GROUP, INC.

SUPPLEMENT NO. 19 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2011

THE DATE OF THIS SUPPLEMENT IS MAY 14, 2013

ON MAY 13, 2013, MICHAEL FOODS GROUP, INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED MAY 13, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2013

MICHAEL FOODS GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	333-173400	20-0344222
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 CARLSON PARKWAY SUITE 400 MINNETONKA, MINNESOTA	55305
(Address of principal executive offices)	(Zip Code)

(952) 258-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 13, 2013, Michael Foods Group, Inc. (the “Company”) issued a news release to the Company’s debtholders pertaining to the Company’s financial results for the first quarter of 2013. A copy of the news release issued by the Company in connection with this Current Report on Form 8-K under Item 9.01 is attached hereto as Exhibit 99.1 and incorporated by reference herein. The information in this Form 8-K shall not be deemed “Filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following material is filed as an exhibit to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit
99.1	News release issued by the Company on May 13, 2013.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2013	MICHAEL FOODS GROUP, INC.

	By:	/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr. Its: Chief Executive Officer and President

 3

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	News release issued by the Company on May 13, 2013.

 4

Exhibit 99.1

Contact:

Mark Westphal

Senior Vice President and

Chief Financial Officer

(952) 258-4000

MICHAEL FOODS REPORTS FIRST QUARTER RESULTS

MINNETONKA, MN, May 13—Michael Foods Group, Inc. today reported financial results for the first quarter of 2013.

Net sales for the quarter ended March 30, 2013 were $484.3 million, compared to $444.8 million in 2012, an increase of 8.9%.  Net earnings for the quarter ended March 30, 2013 were $14.2 million, compared to $9.4 million in 2012, an increase of 52.3%.

Earnings before interest, taxes, depreciation, amortization (“EBITDA”) and other adjustments (“adjusted EBITDA,” as defined in the Company’s credit facility) for the quarter ended March 30, 2013 were $67.2 million, compared to $61.8 million in 2012, an increase of 8.8%.

“In the first quarter, despite continued headwinds associated with weaker consumer demand, we were able to find ways to help many of our customers grow their volumes and revenues. We also continued to improve our operations while maintaining safety, quality and service standards,” said Jim Dwyer, CEO and Chairman.

Michael Foods Group, Inc. uses Adjusted EBITDA as a measurement of financial results, as an indication of the relative strength of its operating performance, and to determine incentive compensation levels. Management believes that EBITDA and Adjusted EBITDA provide potential investors with useful information with which to analyze and compare with other companies in our industry our operating performance and our ability to service debt.

Certain items contained in this release may be “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, ability to fund operations, intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and economies in which we operate and other information that is not historical information. When used herein, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance.

All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.  There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this release, including the factors described under “Risk Factors” in our 2012 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 22, 2013. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this release include changes in domestic and international economic conditions.

Unaudited segment data follows (in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total

Three months ended March 30, 2013

External net sales	$ 345,321	$ 41,846	$ 97,104	$ —	$ 484,271
Net earnings (loss)	16,225	2,848	3,560	(8,390)	14,243
Adjusted EBITDA	52,262	8,144	8,957	(2,122)	67,241

Three months ended March 31, 2012

External net sales	$ 310,615	$ 36,820	$ 97,391	$ —	$ 444,826
Net earnings (loss)	12,394	2,185	4,257	(9,484)	9,352
Adjusted EBITDA	48,113	6,920	9,729	(2,938)	61,824

Beginning January 1, 2013, we changed our retail selling costs allocation methodology between segments.  The allocation impacts the net earnings and adjusted EBITDA reported by each segment.  This change increased the net earnings and adjusted EBITDA for the Cheese and Other Dairy-Case Products segment and decreased the net earnings and adjusted EBITDA for the Egg Products and Refrigerated Potato Products segments.  The amounts for the March 31, 2012 three-month period have been restated to reflect the allocation change.

Adjusted EBITDA is a financial indicator used to analyze and compare companies on the basis of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

The following table reconciles net earnings (loss) to adjusted EBITDA for the three-month period ended March 30, 2013 (unaudited, in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total

Net earnings (loss)	$ 16,225	$ 2,848	$ 3,560	$ (8,390)	$ 14,243
Unrealized loss on currency transactions (a)	377	—	—	—	377

Consolidated net earnings (loss)	16,602	2,848	3,560	(8,390)	14,620
Interest expense	101	77	—	21,656	21,834
Intercompany interest expense (income)	6,697	467	1,021	(8,185)	—
Income tax expense (benefit)	8,601	1,326	2,130	(5,070)	6,987
Depreciation and amortization	18,090	2,885	1,764	1	22,740
Non-cash and stock option compensation	—	—	—	535	535
Unusual charges	—	—	—	157	157
Equity sponsor management fee	—	—	—	646	646
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	115	—	—	—	115
Unrealized gain on swap contracts	(393)	—	—	—	(393)
Intercompany allocation of corporate admin costs	2,449	541	482	(3,472)	—

Adjusted EBITDA, as defined in the credit agreement	$ 52,262	$ 8,144	$ 8,957	$ (2,122)	$ 67,241

(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to adjusted EBITDA for the three-month period ended March 31, 2012 (unaudited, in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total

Net earnings (loss)	$ 12,394	$ 2,185	$ 4,257	$ (9,484)	$ 9,352
Unrealized gain on currency transactions (a)	(403)	—	—	—	(403)

Consolidated net earnings (loss)	11,991	2,185	4,257	(9,484)	8,949
Interest expense	202	130	—	22,470	22,802
Intercompany interest expense (income)	7,091	495	1,081	(8,667)	—
Income tax expense (benefit)	6,937	1,010	2,286	(5,423)	4,810
Depreciation and amortization	20,018	2,817	1,810	2	24,647
Non-cash and stock option compensation	—	—	—	524	524
Equity sponsor management fee	—	—	—	605	605
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	147	—	—	—	147
Unrealized gain on swap contracts	(660)	—	—	—	(660)
Intercompany allocation of corporate admin costs	2,387	283	295	(2,965)	—

Adjusted EBITDA, as defined in the credit agreement	$ 48,113	$ 6,920	$ 9,729	$ (2,938)	$ 61,824

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

Michael Foods Group, Inc., based in Minnetonka, Minnesota, is a producer and distributor of food products to the foodservice, retail and food-ingredient markets. Its principal products are egg products, refrigerated potato products, cheese and other dairy-case products.

Consolidated statements of earnings are as follows:

Michael Foods Group, Inc.

Consolidated Statements of Earnings

For the three-month periods ended March 30, 2013 and March 31, 2012

(In thousands)

	2013	2012

Net sales	$ 484,271	$ 444,826
Cost of sales	397,803	365,425

Gross profit	86,468	79,401

Selling, general and administrative expenses	42,528	42,680

Operating profit	43,940	36,721

Interest expense, net	21,823	22,769
Unrealized (gain) loss on currency transactions	377	(403)

Earnings before income taxes and equity in losses of unconsolidated subsidiary	21,740	14,355

Income tax expense	6,987	4,810
Equity in losses of unconsolidated subsidiary	510	193

Net earnings	$ 14,243	$ 9,352

	March 30, 2013	December 29 2012

Selected Balance Sheet Information:

Cash and equivalents	$ 29,864	$ 43,274

Accrued interest	$ 9,675	$ 22,920

Long-term debt, including current maturities	$ 1,197,977	$ 1,209,403

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05-13-13